Waste2Energy Holdings, Inc.
1185 Avenue of the Americas, 20th Floor
New York, NY 10036

                                                    September 17, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Ta Tanisha Meadows, Staff Accountant

Re:	Waste2Energy Holdings, Inc. Item 4.01 Form 8-K Filed September 9, 2009 (File No. 333-151108)

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as set  forth  in a comment letter dated September 10, 2009 relating to the Item 4.01 Form 8-K of Waste2Energy Holdings, Inc. (the "Company") filed September 9, 2009.  The answers set forth herein refer to each of the Staff’s comments by number.

Item 4.01 Form 8-K Filed September 9, 2009

1.           We note that the dismissal of Moore was approved by your board of directors. Please disclose the date that you actually dismissed Moore. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K. If necessary, please revise the period during which there were no disagreements with Moore and no reportable events in accordance with paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

Response:

The 8-K has been revised to disclose the date that the Company dismissed Moore and to revise the period during which there were no disagreements with Moore and no reportable events in accordance with the Staff’s comment.

2.           Please state whether the decision to change accountants, which includes the engagement of a new accountant, was recommended or approved any audit or similar committee of the board of directors, or the board of directors, if there is no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

Response:

The 8-K has been revised to disclose that the decision to change accountants was approved by the Company’s board of directors. The Company does not have any audit or similar committee.

3.           Please disclose the date that you engaged Marcum LLP as your independent registeredaccounting firm. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Response:

The 8-K has been revised to disclose the date on which the Company engaged Marcum LLP as its independent registered accounting firm in accordance with the Staff’s comment.

4.           Please note that that you are also required to file an updated letter from the former accountant stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K. If Moore informs you that it will not provide the required letter, please disclose that fact in the amendment.

Response:

The Company will file the updated letter by amendment upon receipt.

5.           As previously requested in our letter dated September 2, 2009, please tell us how you plan to address any re-audit issues related to financial statements that were audited by Moore & Associates, Chartered that will be included in future filings with the Commission

Response:

As disclosed in the amended 8K, Moore was the registered accounting firm for the Company. As disclosed in the 8K filed by the Company on June 3, 2009, on May 28, 2009, the Company acquired Waste2Energy, Inc. (“Waste2Energy”). Moore was never the registered accounting firm for Waste2Energy or any of its subsidiaries. At the time of the reverse acquisition, the Company was not engaged in any active business. The acquisition of Waste2Energy was treated as a reverse acquisition, and the business of Waste2Energy became the business of the Company. Accordingly, no financial statements audited by Moore will be included in any future filings by the Company with the Commission.  Because of the foregoing, the Company should not have to re-audit any financial statements that were audited by Moore.

Very Truly Yours,

By:	/s/ Craig Brown
Craig Brown
Chief Financial Officer